Via Facsimile and U.S. Mail
Mail Stop 6010

August 1, 2006

Peter A. Thompson, M.D., FACP
President & Chief Executive Officer
Trubion Pharmaceuticals, Inc.
2401 4th Avenue, Suite 1050
Seattle, Washington 98121

> **Re: Trubion Pharmaceuticals, Inc.**
> **Registration Statement on Form S-1, Amendment 1**
> **Filed July 18, 2006**
> **File No. 333-134709**

Dear Dr. Thompson:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM S-1

Prospectus Summary, page 1

1.   We note the revisions pursuant to comment 6, and we reissue the comment in part.

- •   You describe "validated clinical targets" as "biologic targets that have been clinically validated either by existing products or by potential products in late stage clinical trials." Please explain what a "biologic target" is. For example, is it an existing drug, a condition that a drug seeks to cure, etc.?

- You state in your response letter that single-chain polypeptides is a precise scientific term that is necessary to explain and distinguish complicated biological materials. Please note that we are not requesting that you remove those "necessary" terms from your document. Since many investors may not know what those terms mean, however, you should define them the first time they appear in your document. Please revise.

2. Please explain the meaning of the term "customizable in vivo half life."

Our Current Development Programs, page 1

3. We note your response to comment 7, and we reissue the comment in part. Please cite in your filing a source for each of the figures you state regarding the number of people afflicted with the diseases your drug candidates will target and the market size of those drugs. Where these figures are based on multiple sources or from your own calculations, you should still explain how you arrived at the totals you cite.

Our Strategic Collaboration with Wyeth, page 2

4. We note your statement that your agreement with Wyeth includes payments of up to $535 million based on milestones for a fixed number of targets. Please revise to quantify the fixed number of targets.

If our SMIP technology or our product candidates, including TRU-15…, page 12

5. We note your response to comment 22 and your revised disclosure. Please revise to describe the specific adverse effect(s) that an adverse outcome in the Genetech European patent situation might have.

We face potential product liability exposure . . . , page 14

6. We note your response to comment 23. As you have stated that your insurance coverage may not be sufficient to reimburse you for expenses or losses you may suffer, we believe an indication as to the amount of coverage you carry is material. Please revise to provide the requested information. To the extent that your coverage varies per indication, per product, or from time, it would be permissible to provide a range and explain how the range applies. For example, if your coverage varies depending on how many clinical trials are ongoing at a given time or how many different products are being tested.

The loss of members of our management team . . . , page 17

7.   You state in response to comment 25 that this risk factor is intended to describe the collective efforts of your management and other key employees. The last sentence of your response also states that including names of specific employees "may lead an investor to wrongly conclude that each member of the management team and other key employee is necessary to the success of the Company." However, the first sentence of the risk factor states your success is significantly dependent "upon the continued *individual* and collective contributions of [your] management team" (emphasis added). The last sentence states that "[l]osing the services of *any key member of [your] team*" (emphasis added) could negatively impact your business. Please either identify the members of your management team and other key employees you are referring to, or revise the risk factor and its heading to clarify that you do not believe the loss of any one employee or small group of employees would materially harm your business.

Special Note Regarding Forward-Looking Statements and Industry Data, page 21

8.   Please delete the statement that you did not verify the data but that you believe it is reliable. This statement implies a disclaimer for information included in your registration statement. Such a disclaimer is not permissible.

Use of Proceeds, page 22

9.   We note your response to comment 28. However, our comment is reissued. Revise to indicate your expected uses for the proceeds and the estimated amounts you will use for each use. You may explain that the amounts may vary depending on the timing and outcome of clinical trials. Additionally, you may leave the amounts estimated for each use blank until you have determined the amount of your offering.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 29

Critical Accounting Polices and Significant Judgments and Estimates

Revenue Recognition, page 32

10.   We acknowledge your revised disclosure in response to comment 31. Please further revise your disclosure, both here and in note 1 to your consolidated financial statements, to clarify whether you will recognize a proportionate amount of any non-substantive/at-risk milestone payments on receipt that will correlate to the work already performed under the related development arrangement.

Business, page 42

Our Product Candidates, page 45

11.   We note your response to comments 38 and 43, and we reissue the comment.
        Since TRU-015 is your principal product candidate, the indications for which you
        are developing it and its status are material information.

        •   Please state the development status of TRU-015 for systemic lupus
                erythematosus. In response to comment 9, you now state in the Prospectus
                Summary that "[t]esting of TRU-015 for the treatment of SLE in the clinic
                has not begun." Based on this disclosure, it appears the development
                status is "preclinical."

        •   The fact that you are relying on the undisclosed niche indication trials to
                facilitate the way for the rheumatoid arthritis trials suggests this indication
                is a material part of your business plan. Please disclose this indication,
                both in this section and in the description of your collaboration with
                Wyeth on pages 50-51. It is not permissible to indicate that you have a
                product in development and not disclose what the indication is.

12.   You state the status of the "undisclosed niche indication" is "Phase I/II initiated"
        and "Phase II/III expected in 2007."

        •   Since clinical trials are typically done sequentially, please provide us your
                analysis as to why the trials should be referred to as Phase I/II and Phase
                II/III rather than Phase I and Phase II. In order to use the term Phase I/II,
                all criteria of Phase I and all criteria of Phase II must be met. Similarly, in
                order to use the term Phase II/III, all the criteria of Phases II and III must
                be met.

        •   If there is a possibility that you will need to perform an additional trial
                after the phase II/III trial, disclose that fact.

        •   Alternatively, revise to state the trials are phase I and phase II.

Our Strategic Collaboration with Wyeth, page 50

13.   We note your response to comment 44.

        •   At this point we believe the confidential list is material as it appears to be
                a restriction on your ability to develop and commercialize products.
                While you are not obligated with respect to any target on the list, you may

discover after performing research for a potential product candidate that it is on the list. Therefore, it appears the information is material and should be disclosed, both in your filing and in your filed exhibits. If you disagree, we will reconsider this issue in conjunction with your confidential treatment request for Exhibit 10.11. As the list is part of the collaboration agreement, an unredacted copy must be provided with an analysis supporting your request.

- Please disclose the point in the development process at which you are permitted to query the confidential list. For example, can you query the list before spending any resources researching and developing a technology, or must you take the project to a certain point before querying the list?

- If you query the list after taking the project to a certain point, please disclose how far you are required to take the project before making the query. Also, if true, please include a risk factor informing investors of the possibility that you might expend significant funds on a project that you ultimately are precluded from developing due to its inclusion on the list.

Manufacturing, page 55

14.   We note your response and revisions pursuant to comment 46. Please discuss in your filing the compensation provisions of your license agreement with Lonza. For example, do you pay Lonza a set fee, a fee that is based on the amount of products manufactured, etc.?

Notes to Consolidated Financial Statements, page F-10

10. Stockholders' Equity (Deficit), pages F-23-F-28

15.   We acknowledge your response to comment 55 and will continue to reissue our comment until you have disclosed an estimated offering price and, as indicated in your response, updated your financial statements and related information through the period ended June 30, 2006. Therefore, please disclose in your financial statements, at a minimum, the following information for equity instruments granted during the 12 months prior to the date of the most recent balance sheet included in the filing:

- The number of options or shares granted at each applicable date, as well as the related exercise price; underlying fair value of the common stock; and the intrinsic value, if any;

- Whether or not you obtained a contemporaneous valuation to in determining the fair value of the equity instruments; and

- Whether or not the valuation specialist used was a related party.

Additionally, please provide all of the above information to us, supplementally, for equity instruments that you issue subsequent to the date of the latest balance sheet that you include in your filing through the date of your latest response.

16. We acknowledge your response to comment 57 and reissue our comment, as you have not yet disclosed your estimated IPO price. Please revise/update the vested/unvested intrinsic value option information included on page 36 of your MD&A based on your estimated IPO price through the date of the most recent balance sheet presented.

17. We acknowledge your response to comment 58 and reissue our comment in part, particularly in light of the fact that you have not yet disclosed your estimated IPO price. Accordingly, please disclose information regarding the significant factors underlying the difference between the fair value of your employee share options as of each grant date and your estimated IPO price. Additionally, please discuss/disclose why management did not obtain and place reliance on a contemporaneous valuation by an unrelated valuation specialist and clarify how the retrospective valuation that management did obtain correlates to the factors that your board of directors relied on in determining the fair value of your share options at the grant date.

Item 16. Exhibits and Financial Statement Schedules, page II-3

18. We acknowledge your response to comment 59 and reissue our comment. On pages 35 and F-27, you refer to the use of an unrelated valuation specialist in the determination of the grant date fair value of common stock issued to your employees. As a result, please provide a consent from that valuation specialist and include a related reference in the "Experts" section of your filing. Alternatively, revise your disclosures throughout the filing to delete reference to the valuation specialist.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Amy Bruckner at (202) 551-3657 or Mary Mast at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Greg Belliston at (202) 551-3861 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Patrick J. Schultheis, Esq.
        Mark J. Handfelt, Esq.
        Wilson Sonsini Goodrich & Rosati, Professional Corporation
        701 Fifth Avenue, Suite 5100
        Seattle, Washington 98104